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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                          --------------------
                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                          --------------------
                           FRP Holdings, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                30292L107
                             (CUSIP Number)

                           Daniel B. Nunn, Jr.
                             Nelson Mullins
                           50 N. Laura Street
                               41st Floor
                      Jacksonville, Florida  32202
                             (904) 665-3601
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                            December 31, 2018
        (Date of Event Which Requires Filing of this Statement)

                          --------------------

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                              Page 2 of 5
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1   NAME OF REPORTING PERSON
    I.R.S. Identification Nos. of above persons (entities only)

    Thompson S. Baker II
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
    (see Instructions)                                                 (b) [ ]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                                              5  SOLE VOTING POWER
                                                 155,600
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  430,071
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   155,600
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 430,071
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    587,870
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
    (see Instructions)
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.9%
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12  TYPE OF REPORTING PERSON
    IN
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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                              Page 3 of 5
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PRELIMINARY STATEMENT:

This Schedule 13G is filed by Thompson S. Baker II ("Reporting Person").
The Reporting Person has historically filed on Schedule 13G as a member of a group comprised of the Reporting Person, Edward L. Baker and the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, for which the most recent filing was made with the Commission on February 14, 2018 (the "Previous Schedule 13G"). In connection with the execution of a Voting and Support Agreement, dated March 22, 2018, relating to the sale by the Issuer of its portfolio of 41 warehouse properties to BRE Foxtrot Parent, LLC, a Delaware limited liability company on May 21, 2018 (the "Sale Transaction"), Edward L. Baker and the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 filed a Schedule 13D with the Commission on April 2, 2018 (the "Schedule 13D") jointly with the following shareholders of the Issuer:
John D. Baker II, Edward L. Baker II, Edward L. Baker Living Trust, John D. Baker II Living Trust, Trust for John D. Baker II, Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965, Anne D. Baker Revocable Living Trust, Edward L'Engle Baker II Revocable Living Trust, John D. Baker III Revocable Living Trust, Susan A. Baker Revocable Living Trust, Thompson S. Baker II Revocable Living Trust, Martha F. Baker Revocable Living Trust, Julia Elizabeth Baker Trust, Mary Cameron Baker Trust, Samuel McDonald Baker Trust, and Trust FBO Sarah B. Porter U/A Cynthia L. Baker Trust Dated 4/30/1965 (collectively, the "Schedule 13D Filers"). The Schedule 13D superseded the Previous Schedule 13G with respect to Edward L. Baker and the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust relating to the common stock of the Issuer. The Reporting Person, in his individual capacity, was not a reporting person under the Schedule 13D.

The Schedule 13D Filers determined that, following the consummation of the Sale Transaction, they no longer hold shares of common stock of the Issuer with any purpose, or with the effect of, changing or influencing control over the Issuer. Further, neither Edward L. Baker nor the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 own more than five percent of the common stock of the Issuer, and, accordingly, are no longer required to file a statement on Schedule 13D or Schedule 13G.

The Reporting Person has determined to individually file a statement of his beneficial ownership of shares of common stock of the Issuer on Schedule 13G, pursuant to Rule 13d-1(c).

ITEM 1.

(a)	The name of the Issuer is FRP Holdings, Inc.

(b)	Address of principal business office: 200 West Forsyth Street,
	7th Floor, Jacksonville, Florida 32202

ITEM 2.

(a)	Name of person filing: Thompson S. Baker II
(b)	Address of principal business office: 200 West Forsyth Street,
	7th Floor, Jacksonville, Florida 32202
(c)	Citizenship: United States
(d)	Title of class of securities: common stock of the Issuer, par value
	$0.10 per share
(e)	CUSIP number: 30292L10

ITEM 3.

Not applicable

ITEM 4.

(a)	Amount beneficially owned:				587,870

(b)	Percent of class:					5.9%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:		155,600

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                              SCHEDULE 13G
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CUSIP No.:  30292L107                                              Page 4 of 5
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	(ii)	Shared power to vote or direct the vote:	430,071
	(iii)	Sole power to dispose or to direct the
                disposition of:					155,600
	(iv)	Shared power to dispose or to direct the
		disposition of:					430,071

The Reporting Person has sole voting and dispositive power with respect to 155,600 shares owned by the Thompson S. Baker II Revocable Living Trust, and has shared voting and dispositive power with respect to: (i) 423,474 shares held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, as co-trustee, which shares are held in trust for the benefit of Edward L. Baker; (ii) 2,199 shares held by the Julia Elizabeth Baker Trust, as co-trustee, which shares are held in trust for the benefit of his daughter;
(iii) 2,199 shares held by the Mary Cameron Baker Trust, as co-trustee, which shares are held in trust for the benefit of his daughter; and (iv) 2,199 shares held by the Samuel McDonald Baker Trust, as co-trustee, which shares are held in trust for the benefit of his son.

The Reporting Person's beneficial ownership includes all of the shares described in the immediately preceding paragraph, in addition to 2,199 shares held by his wife's living trust (the Martha F. Baker Revocable Living Trust). The Reporting Person disclaims beneficial ownership with respect to the shares held by the Martha F. Baker Revocable Living Trust and the shares described in clauses (i) through (iv) of the immediately preceding paragraph.

ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not applicable

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable

ITEM 8.   Identification and Classification of Members of the Group.

          Not applicable

ITEM 9.   Notice of Dissolution of Group.

          Not applicable

ITEM 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under
Section 240.14a-11.

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                               SIGNATURES

	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 14, 2019.

                                     /s/ Thompson S. Baker II
                                     ---------------------------------
                                     Thompson S. Baker II

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